UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-75869

SPECIAL DEVICES, INCORPORATED

(Exact name of registrant as specified in its charter)

14370 White Sage Road, Moorpark, California 93021

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11 3/8% Senior Subordinated Notes Due 2008, Series A
11 3/8% Senior Subordinated Notes Due 2008, Series B

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒(1)

(1) The obligation to file reports under Section 15(d) was automatically suspended by operation of law on April 21, 2005.  The Company is filing this Form 15 under Rule 15d-6 as a notification that it is no longer obligated to file current and periodic reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended.

Approximate number of holders of record as of the certification or notice date:	5

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 10, 2005	By:	/S/ JAMES E. REEDER
James E. Reeder, Vice President Finance
(Principal Financial Officer)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (01-02)